April 19, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549

Re:	WisdomTree, Inc. Preliminary Proxy Statement filed on April 19, 2024 File No. 001-10932

Ladies and Gentlemen:

On behalf of our client, WisdomTree, Inc. (“WisdomTree”), and pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), WisdomTree hereby files with the Securities and Exchange Commission (the “SEC”), its Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “WisdomTree Proxy Materials”). The WisdomTree Proxy Materials have been filed with the SEC using EDGAR tag PREC14A. All capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the WisdomTree Proxy Materials.

The WisdomTree Proxy Materials will be furnished to WisdomTree’s stockholders in connection with the solicitation of proxies to be used at the 2024 Annual Meeting of Stockholders of WisdomTree and at any and all adjournments, postponements, continuations or re-schedulings thereof (the “2024 Annual Meeting”). At the 2024 Annual Meeting, stockholders will be asked to vote on, among other matters, the election of nine directors. WisdomTree intends to solicit proxies in support of, among other matters, the election of nine nominees recommended by the Board of Directors (the “WisdomTree Board”) of WisdomTree.

In addition to the election of directors at the 2024 Annual Meeting, the other items of business intended to be presented include the following: (i) ratify the appointment of Ernst & Young as WisdomTree’s independent registered public accounting firm for the fiscal year ended December 31, 2024; (ii) vote on an advisory resolution to approve the compensation of WisdomTree’s named executive officers; (iii) vote on a non-binding, advisory basis, on the frequency of future advisory votes to approve the compensation of WisdomTree’s named executive officers; and (iv) ratify the approval by the WisdomTree Board of the extension of the Stockholder Rights Agreement, dated March 17, 2023, as amended, by and between the Company and Continental Stock Transfer & Trust Company.

On April 17, 2024, ETFS Capital Limited, a Jersey company and an entity controlled by Graham Tuckwell (collectively, “ETFS Capital”), filed a Preliminary Proxy Statement on Schedule 14A and the related form of proxy card (collectively, the “ETFS Proxy Materials”). The ETFS Proxy Materials have been filed with the SEC using EDGAR tag PREC14A. The ETFS Proxy Materials will be furnished to WisdomTree’s stockholders in connection with the solicitation of proxies to be used at the 2024 Annual Meeting in opposition to certain of the nominees recommended by the WisdomTree Board in connection with the 2024 Annual Meeting.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

April 19, 2024

If the Staff of the SEC has any questions or comments concerning the accompanying Preliminary Proxy Statement or any aspects of WisdomTree’s solicitation of proxies referred to therein, please contact the undersigned at (202) 551-1704.

Sincerely,

/s/ Sean M. Donahue

Sean M. Donahue